FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February, 2007
Commission File Number: 000-29702
WEX Pharmaceuticals Inc.
(Exact name of registrant as specified in its charter)
Suite 1601 - 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Form 52-109F2
Certification of Interim Filings
I, Edge Wang, President and Chief Executive Officer, WEX Pharmaceuticals Inc. certify that:
1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of WEX Pharmaceuticals Inc. (the issuer) for the interim period ending December 31, 2006;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.
The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

February 14, 2007
Signed

“Edge Wang” Dr. Edge Wang
President and Chief Executive Officer WEX Pharmaceuticals Inc.

Form 52-109F2
Certification of Interim Filings
I, Vaughn Balberan, Acting Chief Financial Officer, WEX Pharmaceuticals Inc. certify that:
1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of WEX Pharmaceuticals Inc. (the issuer) for the interim period ending December 31, 2006;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.
The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

February 14, 2007
Signed

“Vaughn Balberan” Vaughn Balberan
Acting Chief Financial Officer WEX Pharmaceuticals Inc.

Consolidated Financial Statements
WEX PHARMACEUTICALS INC.
For the three and nine months ended December 31, 2006 and 2005
(Unaudited, Prepared by Management)

WEX PHARMACEUTICALS INC.
NOTICE TO READER
These unaudited consolidated financial statements for the third financial quarter ended December 31, 2006 have not been reviewed by our auditors. They have been prepared by WEX Pharmaceutical Inc.’s management in accordance with accounting principles generally accepted in Canada, consistent with previous quarters and years. These unaudited consolidated financial statements should be read in conjunction with the audited financial statements for the year ended March 31, 2006.

2

WEX PHARMACEUTICALS INC.
Incorporated under the laws of Canada
CONSOLIDATED BALANCE SHEETS
[See Note 1 — Basis of Presentation]
(Unaudited, Prepared by Management)
(Expressed in Canadian Dollars)

	December 31,	March 31,
As at	2006	2006

ASSETS

Current
Cash and cash equivalents [notes 3 [a] and [c]]	$1,633,972	$7,797,673
Restricted cash	11,500	23,000
Short-term investments [notes 3 [b] and [c]]	306,065	100,000
Accounts and other receivables	448,810	598,088
Investment tax credit receivable	950,285	777,873
Inventories	60,836	69,091
Prepaid expenses, deposits and other	216,261	274,949

Total current assets	3,627,729	9,640,674

Deposits	80,952	80,952
Property and equipment [note 4]	1,976,864	2,169,309
Intangible assets [note 5]	—	—

TOTAL ASSETS	$5,685,545	$11,890,935

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities [note 10]	$1,569,783	$4,417,849
Deferred tenant inducements	8,056	8,056
Deferred revenue	187,778	187,778
Capital lease obligations [note 6]	—	—
Convertible debentures [note 7]	3,337,402	2,317,611

Total current liabilities	5,103,019	6,931,294

Deferred tenant inducements	16,113	22,155
Deferred revenue	359,911	500,743
Convertible debentures [notes 7]	—	1,850,952

Total liabilities	5,479,043	9,305,144

Commitments and contingencies [note 11]

Shareholders’ equity
Share capital [notes 8 and 13[a] and [b]]	62,766,019	62,766,019
Share subscription proceeds [note 8 [c]]	680,006	—
Equity component of convertible debentures [note 7]	488,479	725,018
Contributed surplus [note 8 [f]]	4,893,339	4,755,188
Deficit	(68,621,341)	(65,660,434)

Total shareholders’ equity	206,502	2,585,791

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$5,685,545	$11,890,935

See accompanying notes to the consolidated financial statements
On behalf of the Board:

“Edge Wang” Director	“Simon Anderson” Director

3

WEX PHARMACEUTICALS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited, Prepared by Management)
(Expressed in Canadian Dollars)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2006	2005	2006	2005
Revenue
Product sales	$86,464	$97,751	$268,709	$351,057
License fees	46,944	46,944	140,832	140,833

	133,408	144,695	409,541	491,890
Cost of goods sold — product sales	57,777	74,152	182,689	271,972

	75,631	70,543	226,852	219,918

Expenses
Research and development [notes 8[f], 9 and 10 [a]]	367,545	3,588,768	1,268,449	7,891,113
General and administrative [notes 8[f], 9 and 10 [b]]	610,987	883,977	1,788,046	3,071,135
Amortization	58,214	280,386	188,807	718,565
Severance and restructuring	—	222,595	6,167	680,067

	1,036,746	4,975,726	3,251,469	12,360,880

Operating Loss	(961,115)	(4,905,183)	(3,024,617)	(12,140,962)

Other
Interest and sundry income	17,748	102,276	101,734	296,620
Convertible debentures — interest expense [note 7]	(179,248)	(173,476)	(569,757)	(502,364)
Convertible debentures — settlement [note 7]	224,921	(830,516)	243,194	(830,516)
Foreign exchange (loss)	(95,477)	12,342	(120,393)	(249,805)
Clinical trial — settlement of accounts payable	—	—	172,393	—

	(32,056)	(889,374)	(172,829)	(1,286,065)

Loss for the period	(993,171)	(5,794,557)	(3,197,446)	(13,427,027)

Deficit, beginning of period	(67,588,954)	(53,277,920)	(65,660,434)	(45,645,450)
Equity component of convertible debentures settlement [note 7]	(39,216)	1,607,425	236,539	1,607,425

Deficit, end of period	$(68,621,341)	$(57,465,052)	$(68,621,341)	$(57,465,052)

Basic and diluted loss per share	$(0.03)	$(0.17)	$(0.09)	$(0.38)

Weighted average number of common shares outstanding	35,059,451	35,059,451	35,059,451	35,056,273

See accompanying notes to the consolidated financial statements

4

WEX PHARMACEUTICALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, Prepared by Management)

(Expressed in Canadian Dollars)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2006	2005	2006	2005
OPERATING ACTIVITIES
Loss for the period	$(993,171)	$(5,794,557)	$(3,197,446)	$(13,427,027)
Adjustment for items not involving cash
Amortization	58,214	280,386	188,807	718,565
Amortization of deferred tenant inducement allowance	(2,014)	(263,502)	(6,042)	(278,704)
Loss on disposal of property and equipment	514	—	4,271	97,244
Stock-based compensation	59,144	35,195	138,151	169,265
Amortization of deferred revenue	(46,944)	(46,944)	(140,832)	(140,833)
Imputed interest expense on convertible debentures	177,738	172,262	562,185	498,722
Interest adjustment on convertible debentures settlement	—	(81,340)	—	(81,340)
Convertible debentures settlement	(224,921)	830,516	(243,194)	830,516
Foreign exchange expense (gain) on convertible debentures and property and equipment	147,196	3,292	(29,663)	(171,780)
Amortization of deferred financing costs	1,510	1,214	7,572	3,642

	(822,734)	(4,863,478)	(2,716,191)	(11,781,730)
Changes in non-cash working capital items:
Accounts and other receivables	23,425	(84,143)	149,278	3,112,434
Inventories	12,134	516	8,255	(26,296)
Investment tax credit receivable	—	(203,000)	(172,412)	(466,604)
Prepaid expenses and deposits	(78,380)	(17,035)	(13,884)	(77,512)
Accounts payable and accrued liabilities	(978,995)	1,325,736	(2,902,683)	1,467,395

Cash used in operating activities	(1,844,550)	(3,841,404)	(5,647,637)	(7,772,313)

INVESTING ACTIVITIES
Purchase of short term investments	(306,065)	—	(306,065)	(5,193,681)
Proceeds from short term investments	—	4,526,328	100,000	12,769,904
Deposit	—	—	65,000	125,000
Tenant inducement allowance	—	—	—	64,094
Proceeds from restricted cash	11,500	—	11,500	11,500
Purchase of property and equipment	(4,050)	—	(9,926)	(41,725)
Proceeds from disposal of property and equipment	9	(1,248)	9,292	164,569

Cash provided by (used in) investing activities	(298,606)	4,525,080	(130,199)	7,899,661

FINANCING ACTIVITIES
Proceeds from issuance of share capital, net of issuance costs	—	—	—	183,000
Proceeds from subscription applications	680,006	—	680,006	—
Repayment of convertible debentures and interest	(519,185)	(1,185,954)	(1,065,871)	(1,349,022)
Repayment of capital lease obligations	—	(1,861)	—	(41,614)

Cash (used in) provided by financing activities	160,821	(1,187,815)	(385,865)	(1,207,636)

(Decrease) increase in cash and cash equivalents	(1,982,335)	(504,139)	(6,163,701)	(1,080,288)
Cash and cash equivalents, beginning of period	3,616,307	9,657,139	7,797,673	10,233,288

Cash and cash equivalents, end of period	$1,633,972	$9,153,000	$1,633,972	$9,153,000

See accompanying notes to the consolidated financial statements

5

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Nine months ended December 31, 2006 and 2005
(Unaudited, Prepared by Management)
1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION
The Company was incorporated under the federal laws of Canada in 1987.
WEX Pharmaceuticals Inc. (“WEX” or the “Company”) is a company dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for certain markets. The Company also generates revenues from sales of generic products manufactured at its facility in China.
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.
At December 31, 2006, the Company had incurred significant losses and had an accumulated deficit of $68,621,341. The Company’s ability to continue as a going concern is uncertain and dependent upon its ability to obtain additional financing and achieve profitable operations. The Company is currently considering financing alternatives. The outcome of these matters cannot be predicted at this time. If the Company is unable to obtain adequate additional financing, management will be required to curtail the Company’s operations. These interim consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities which might be necessary should the Company be unable to continue in business for the foreseeable future.
The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada for interim financial information and follow the same accounting policies and methods used in the preparation of the most recent annual financial statements. The interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the Company’s audited financial statements and notes thereto included as part of the Company’s 2006 Annual Report filed with the appropriate Canadian securities commissions. All amounts are expressed in Canadian dollars unless otherwise indicated.
In the opinion of management, all adjustments, including reclassifications and normal recurring adjustments, necessary to present fairly, in all material respects, the financial position, results of operations and cash flows for the three months and the nine months periods ended December 31, 2006 and 2005 have been made. Interim results are not necessarily indicative of results for a full year.
The interim consolidated financial statements for the three months and nine months ended December 31, 2006 are prepared by management without review by the Company’s external auditors.

6

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Nine months ended December 31, 2006 and 2005
(Unaudited, Prepared by Management)
2. SIGNIFICANT ACCOUNTING POLICIES
All accounting policies are the same as described in note 2 to the Company’s audited consolidated financial statements for the year ended March 31, 2006 included in the Company’s 2006 annual report filed with the appropriate Canadian securities commissions.
Pursuant to the People’s Republic of China (“PRC”) regulations, the Company’s PRC subsidiary is required to make appropriations to reserve funds, comprising the statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”).Appropriations to the statutory surplus reserve should be at least 10% of after tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the Company’s registered capital.
The transfer to this reserve must be made before distribution of dividends to shareholders. Except for the reduction for losses incurred, any other usage should not result in this reserve balance falling below 25% of the registered capital. Appropriations to the statutory public welfare fund are at 5% to 10% of after tax net income determined in accordance with PRC GAAP. The statutory public welfare fund is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. These reserves are not available for distribution to owners under general operating conditions.
3. CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS
[a] Cash equivalents
At December 31, 2006, cash and cash equivalents includes:

	December 31, 2006	March 31, 2006
Canadian dollars	$217,038	$2,299,679
U.S. dollars	89,621	3,018,422
Chinese Renminbi	215,880	147,521
Hong Kong dollars	1,111,269	2,035,675
Euros	164	296,376

	$1,633,972	$7,797,673

[b] Short-term investments

December 31, 2006	Interest Rate	Maturity Date	Amount

Chinese Renminbi Investments
Term Deposit	2.25%	June 2007	$306,065

			$306,065

March 31, 2006	Interest Rate	Maturity Date	Amount

Canadian dollar investments
Guaranteed Investment Certificate	1.40%	May 2006	$100,000

			$100,000

7

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Nine months ended December 31, 2006 and 2005
(Unaudited, Prepared by Management)
[c] Foreign currency
The Chinese Renminbi is not a freely convertible currency. Future exchange rates of Renminbi could vary significantly from the current or historical exchange rates as a result of controls that could be imposed by the PRC government. The exchange rates of Renminbi are affected by changes in PRC government policies. The exchange rates of Renminbi are also affected by economic developments and political changes domestically and internationally and supply and demand for the Renminbi. The Company does not expect these restrictions to affect the free flow of cash in the normal course of business.
In addition, the Company is exposed to foreign currency risks with respect to the U.S. dollar, European Euro and Hong Kong dollar due to the Company having certain obligations and holding funds in these foreign currencies. The Company does not engage in foreign currency hedging instruments to mitigate its foreign currency risks.
4. PROPERTY AND EQUIPMENT

		Accumulated
December 31, 2006	Cost	Amortization	Net Book Value

Furniture and office equipment	$529,645	$288,533	$241,112
Computer software	9,403	9,403	—
Leasehold improvements	106,863	103,129	3,734
Machinery and equipment	2,124,174	531,438	1,592,736
Motor vehicles	247,277	107,995	139,282

	$3,017,362	$1,040,498	$1,976,864

		Accumulated
March 31, 2006	Cost	Amortization	Net Book Value

Furniture and office equipment	$552,658	$258,463	$294,195
Computer software	9,403	9,403	—
Leasehold improvements	155,274	144,291	10,983
Machinery and equipment	2,075,852	415,029	1,660,823
Equipment under construction	53,560	—	53,560
Motor vehicles	247,277	97,529	149,748

	$3,094,024	$924,715	$2,169,309

Amortization expense for the three and nine months ended December 31, 2006 amounted to $58,214 and $188,807 respectively [2005 — $163,839 and $368,924]. Included in property and equipment are assets held under capital leases with a cost of $19,647 [2005 — $28,915] and accumulated amortization of $19,647 [2005- $26,506].

8

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Nine months ended December 31, 2006 and 2005
(Unaudited, Prepared by Management)
5. INTANGIBLE ASSETS

	December 31,	March 31,
	2006	2006

Technology licenses — cost	$—	$5,196,850
Accumulated amortization	—	(1,583,893)
Impairment write-down	—	(3,612,957)

Net book value	$—	$—

During the year ended March 31, 2006 management performed a review of the carrying value of its intangible assets which arose from its acquisition of the remaining 46% interest in Nanning Maple Leaf Pharmaceutical Co. Ltd. Following unfavorable clinical results, management terminated its clinical programs and reassessed its alternatives. Accordingly management determined that future revenue cash flows cannot reasonably be estimated and therefore the net carrying value of the intangible asset has been written down to $nil.
Amortization expense for the three and nine months ended December 31, 2006 amounted to $nil and $nil respectively [2005 — $116,547 and $349,641].
6. CAPITAL LEASE OBLIGATIONS
During the year ended March 31, 2006 the capital leases were cancelled.
Interest expense for the three and nine months ended December 31, 2006 amounted to $nil and $nil respectively [2005 — $233 and $1,589].
7. CONVERTIBLE DEBENTURES
On June 14, 2004, the Company’s wholly owned subsidiary, Wex Medical Limited, issued unsecured convertible debentures in the aggregate amount of $6,818,744 (US$5.1 million) with a term of 5 years. The debentures bear interest at 5.5% per annum payable semi-annually. The debentures are convertible at any time at the option of the holder into common shares of the Company at a conversion price of $5.00 per common share based on the Canadian dollar equivalent of the debentures of approximately $7,000,000. The Company has the option to request a conversion at any time if the Company’s common shares have traded for ten consecutive days at a price of at least $7.50 per common share.
In accordance with Section 3860 of the CICA Handbook, the Company has allocated the proceeds from the debentures into a debt component and an equity component. The convertible debentures were initially recorded on the balance sheet as a debt of $4,473,570 (US$3,346,000) which was calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debentures were issued and is being accreted to the principal amount as additional interest over the terms of the debentures.
An amount of $2,332,443, representing the estimated value of the right of conversion, less related issue costs of $12,728, was included in shareholders’ equity as the equity component of the debentures representing the difference between the debt component and the face value of the debentures.

9

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Nine months ended December 31, 2006 and 2005 (Unaudited, Prepared by Management)
On December 22, 2005, the Company’s wholly owned subsidiary, Wex Medical Limited and the debentures holder amended the repayment terms of the unsecured convertible debentures.
The debentures, previously repayable at maturity in June 2009, were repayable at regular intervals commencing on December 31, 2005 and ending December 31, 2007. The remaining terms of the debentures remain the same.
The Company did not make its scheduled instalment payment of $427,520 (US$382,500) on September 30, 2006. A partial payment was made on October 5, 2006 in the amount of $106,880 (US$95,625) and the remaining agreed amount was revised to $402,372 (US$360,000) from $320,640 ($US286,875) which was paid on November 13, 2006. In the interim, the debenture holders advised the Company that, because the full September 30, 2006 payment was not made on time, the Company was in default of its obligations under the terms of the convertible debentures, which in turn would make the full amount due and payable. The debenture holders subsequently agreed to rescind the default notice subject to payment of the agreed amount.
On December 1, 2006 the Company announced that it had concluded negotiations with the holders of its convertible debentures for more flexible repayment terms designed to relieve the Company’s current financial situation.
In place of the fixed instalments previously required, WEX has agreed to pay an amount equal to 20% of the net proceeds received from all future funding events, such as share subscription proceeds, licensing fees, or milestone payments. This arrangement will continue unless WEX fails to make the payments as required, or until such time as the debenture holder, acting in good faith, determines that WEX’s financial position has strengthened sufficiently to enable it to resume fixed instalment payments, at which time the parties shall return to the status pursuant to the Debentures Agreements and Amending Agreements, and the debenture holders will be entitled to exercise all of their legal rights.
In accordance with Emerging Issues Committee Abstract number 88 of the CICA Handbook, the Company has revalued as at December 31, 2006 the convertible debentures based on the amended terms of the debenture agreement as at December 22, 2005 by calculating the net present value of the future cash flows using a discount rate of 20% that would have been applicable to non- convertible debt at the date of each payment. Accordingly, after payments were made on October 5 and November 13, 2006 $3,337,402 (US$2,863,740) was allocated to debt and the residual of $488,480 (US$428,678) was allocated to the conversion feature.
Summarized below are the changes during the periods which affect the liability and equity component of the convertible debentures.

	Three Months Ended		Nine Months Ended
Change in liability component of the	December 31,		December 31,
convertible debentures liability	2006	2005	2006	2005

Balance beginning of period	$3,811,192	$4,283,738	$4,168,563	$4,295,419
Imputed interest expense at 20% (2005 -16%)	177,738	172,262	562,185	498,722
Interest paid on face value of convertible debentures at 5.5%	—	—	(119,739)	(163,068)
Interest accrued on face value of convertible debentures at 5.5%	(54,618)	(81,340)	(54,618)	(81,340)
Principal payments made	(519,185)	(1,185,954)	(946,132)	(1,185,954)
Settlement (gain) or expense	(224,921)	830,516	(243,194)	830,516
Foreign exchange expense or (gain)	147,196	800	(29,663)	(174,273)

Balance end of period	$3,337,402	$4,020,022	$3,337,402	$4,020,022

10

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Nine months ended December 31, 2006 and 2005
(Unaudited, Prepared by Management)

	Three Months Ended		Nine Months Ended
Change in equity component of	December 31,		December 31,
convertible debentures liability	2006	2005	2006	2005

Balance beginning of period	$449,263	$2,332,443	$725,018	$2,332,443
Equity adjustment charge or (credit) to deficit	39,216	(1,607,425)	236,539	(1,607,425)

Balance end of period	$488,479	$725,018	$488,479	$725,018

As of December 31, 2006 the remaining aggregate principal amount of the debentures was US$3,241,875 which is equivalent to $3,778,083.
Subject to the current negotiated terms the Company maybe required to resume the debentures instalments which are repayable in U.S. dollars and are translated to Canadian dollars as follows:

	U.S. Dollars	Canadian Dollars
Repayment dates
December 31, 2006 — remaining balance	$691,875	$806,311
March 31, 2007	637,500	742,943
June 30, 2007	637,500	742,943
September 30, 2007	637,500	742,943
December 31, 2007	637,500	742,943

Total repayments	3,241,875	3,778,083
Imputed equity component	(428,678)	(488,480)
Exchange difference on equity component	—	(11,102)
Implied accretion interest	50,543	58,901

Balance — December 31, 2006	2,863,740	3,337,402
Less: current portion	(2,863,740)	(3,337,402)

Long-term portion	$—	$—

Also included in debenture interest expense for the three and nine months ended December 31, 2006 is amortization of deferred financing costs of $1,510 and $7,572 [2005 — $1,214 and $3,642] respectively.

11

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Nine months ended December 31, 2006 and 2005
(Unaudited, Prepared by Management)
8. SHARE CAPITAL
[a] Authorized
Unlimited number of common shares without par value.
[b] Issued and outstanding

	Number of Common
	Shares Outstanding	Amount

Balance, March 31, 2006	35,059,451	$62,766,019
Issued during the period	—	—

Balance, December 31, 2006	35,059,451	$62,766,019

[c] Share subscription proceeds
Partial subscription proceeds of $680,006 were received in December 2006 to acquire through a private placement up to 8,750,000 common shares of the Company at $0.18 per common share. The private placement closed on January 8, 2007 with the issuance of 8,750,000 common shares for a gross proceeds of $1,575,000 less a finders fee of $110,250.
[d] Escrow shares
As at December 31, 2006, 1,559,054 [March 31, 2006 — 1,559,054] common shares are held in escrow relating to the acquisition, in September 2002, of the additional interest in Nanning Maple Leaf Pharmaceuticals Co Ltd.(“NMLP”). These shares are currently being released from escrow at 259,843 shares every six months with the balance to be released on November 12, 2007. The escrowed shares were not released in November 2005 since the Company is currently reviewing the acquisition agreement which was entered into on November 30, 2001 and related documentation prior to releasing any further shares from escrow. During the three and nine months ended December 31, 2006, no common shares were released from escrow. On September 30, 2006 the Company commenced legal proceedings against Tianjin Fairwood Mfg. Co. Ltd. (“Tianjin”) for the return of 2,598,425 WEX shares as originally issued to Tianjin for the additional 46% interest in NMLP.
[e] Stock options
The Company has a stock option plan which provides for the granting of up to 9,300,000 stock options [2005 — 9,300,000] to executive officers, directors, employees, consultants and clinical advisory board members. The stock options available for issuance under the plan vest over various periods and have maximum terms of five years. As at December 31, 2006, the Company has 2,431,822 stock options available for future issuance under the plan.

12

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Nine months ended December 31, 2006 and 2005
(Unaudited, Prepared by Management)
Stock option transactions are summarized as follows:

		Weighted
	Number of Options	Average
	Outstanding	Exercise Price

Outstanding at March 31, 2006	3,485,946	$2.71
Granted	1,090,000	0.38
Cancelled	(60,000)	2.18
Forfeited	(434,334)	3.15

Outstanding at December 31, 2006	4,081,612	$2.05

The following table summarizes the Company’s outstanding options as at December 31, 2006 which expire between October 2006 and September 2011:

	Options Outstanding			Options Exercisable
			Weighted
		Weighted	Average		Weighted
Range of		Average	Remaining		Average
Exercise		Exercise	Contractual Life		Exercise
Prices	Outstanding	Price	(years)	Exercisable	Price
$0.38 – $1.00	1,087,000	$0.38	4.75	90,583	$.38
$1.50 – $1.82	1,569,612	1.69	2.31	1,216,140	1.73
$2.00 – $2.82	240,000	2.35	1.34	240,000	2.35
$3.65 – $3.83	1,030,000	3.82	1.72	1,030,000	3.82
$5.02 – $5.53	155,000	5.18	2.07	155,000	5.18

	4,081,612	$2.05	2.74	2,731,723	$2.73

On September 29, 2006, the Company’s Board of Directors amended the terms of its 1,877,999 stock options previously granted to employees and consultants (other than insiders). The amendments include an extension of the terms of those options that are set to expire on or after September 29, 2006 and prior to the end of the Rights Offering period until the end of such period. After the expiry of Rights Offering period, the exercise prices of those options that remain outstanding will revert back to their original exercise prices until their expiry. On January 10, 2007 the Company announced that the Toronto Stock Exchange (the “TSX”) had conditionally approved certain amendments to the exercise prices and terms of 1,877,999 stock options (the “Prior Options”) that were previously granted to certain directors, employees and consultants who are non-insiders of the Company. These amendments to the Prior Options are intended to coincide with the Company’s planned rights offering to its existing shareholders (the “Rights Offering”) and will only be effective if the Rights Offering proceeds.
If the Rights Offering proceeds, documents regarding the Rights Offering should be mailed to shareholders in the first quarter of 2007, with the rights expected to be exercisable for a period which is not less than 21 days (the “Rights Offering Period”). WEX intends to grant shareholders of record as of the relevant date one right for each common share held. Five rights would entitle the holder thereof to acquire one common share at a subscription price per common share equal to the volume weighted average trading price of the Company’s shares on the Toronto Stock Exchange for the five trading days immediately preceding the date the Rights Offering is launched, less a discount of 20% (the “Rights Exercise Price”).

13

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Nine months ended December 31, 2006 and 2005
(Unaudited, Prepared by Management)
All of the Prior Options that were set to expire prior to the end of the Rights Offering Period will be extended so that they expire on the earlier of June 29, 2007 and the last day of the Rights Offering Period. Those Prior Options that expire after that date are not being extended.
During the Rights Offering Period, the exercise prices of the Prior Options will be temporarily reduced to the greater of the Rights Exercise Price and $0.195, which was the market price (calculated in accordance with the Company’s Stock Option Plan) of the Company’s common shares on December 19, 2006, the day prior to the amendments. After the Rights Offering Period, the exercise prices of those Prior Options that remain outstanding will revert back to their original exercise prices until their expiry.
[f] Stock-based compensation
For the three and nine months ended December 31, 2006, the Company recorded non-cash stock-based compensation expense of $59,144 and $138,151 respectively [2005 — $35,195 and $169,265], and recorded a corresponding increase in contributed surplus. This compensation expense for the nine months ended December 31, 2006 is allocated between research and development expenses as to $42,150 [2005 — $ 195] and general and administrative expenses as to $96,001 [2005 — $169,070] on the same basis as cash compensation. Stock options granted during the nine months ended December 31, 2006 were 1,090,000.
During the three months ended December 31, 2005 the expiry dates of stock options to certain employees and directors were extended upon cessation of employment. The fair value expensed for these options amounted to $99,125, and is included in the above amounts.
The fair value of stock options granted during the three and nine months ended December 31, 2006 and 2005 was estimated using the Black-Scholes option-pricing model using the following weighted average assumptions:

	Three months ended		Nine months ended
	December 31,		December 31,
	2006	2005	2006	2005

Annualized volatility	NA	54.20%	77.57%	54.20%
Risk-free interest rate	NA	3.89%	3.89%	3.89%
Expected life	NA	4.70 years	5.00 years	4.70 years
Dividend yield	NA	0.0%	0.0%	0.0%

The estimated weighted average fair value per option for stock options amended upon cessation of employment of certain employees and directors during the nine months ended December 31, 2005 amounted to $0.23.
[g] Share purchase warrants
As at December 31, 2006 the Company had warrants outstanding, for the purchase of 600,000 [March 31, 2006 — 3,838,788] common shares, at an average exercise price per common share of $6.65 [March 31, 2006 — $3.85] which expire as of January 30, 2007. In addition as at December 31, 2005 the Company had agent’s warrants outstanding for the purchase of 11,360 common shares at an average exercise price of $5.00. All these warrants expired unexercised by January 30 2007.

14

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Nine months ended December 31, 2006 and 2005
(Unaudited, Prepared by Management)
On September 29, 2006 the Company received approval from its shareholders to amend the terms of its 3,838,788 previously issued share purchase warrants (the “Warrants”) with current expiry dates from August 5, 2006 to January 30, 2007. The amendments include an extension of the terms of those outstanding Warrants that are set to expire prior to the end of the Rights Offering Period until the end of such period. No extension to the terms of Warrants expiring after that date is proposed. After the Rights Offering Period, the exercise prices of those Warrants that remain outstanding will revert back to their original exercise prices until their expiry. Due to regulatory concerns, the Company did not proceed with the warrant amendments which results in the warrants remaining at their original exercise price and expiry dates.
9. RESEARCH AND DEVELOPMENT and GENERAL AND ADMINISTRATIVE EXPENSES

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2006	2005	2006	2005

Research and development
Administration costs	$8,018	$60,797	$25,831	$147,220
Clinical testing, insurance, consulting and patent costs	233,557	3,256,482	969,185	6,755,646
Legal and translating	—	5,493	23,880	14,432
Rent [note 11(i)]	17,111	(91)	54,803	163,245
Salaries and benefits	78,377	393,510	274,325	1,007,428
Scientific research and development tax credit	—	(203,000)	(172,866)	(467,712)
Stock-based compensation expense [note 8(f)]	15,290	195	42,150	195
Travel and conferences	15,192	75,382	51,141	270,659

Total research and development expenses	$367,545	$3,588,768	$1,268,449	$7,891,113

General and administrative
Administration costs	$76,161	$155,469	$268,688	$508,236
Audit and accounting fees	6,631	44,830	74,521	235,760
Directors’ fees	26,662	50,008	115,054	179,322
Legal and solicitor fees	165,939	265,562	391,475	451,964
Loss on disposal of property and equipment	514	—	4,271	97,244
Rent [note 11(i)]	49,126	(3,275)	129,909	186,574
Salaries, benefits	161,859	152,484	505,740	804,232
Stock-based compensation expense [note 8(f)]	43,854	35,000	96,001	169,070
Travel, promotion and advertising	80,241	183,899	202,387	438,733

Total general and administrative expenses	$610,987	$883,977	$1,788,046	$3,071,135

10. RELATED PARTY TRANSACTIONS
[a]
The Company paid $52,500 of consulting fees to a senior officer during the three months ended December 31, 2006 [2005 — $52,500] and for the nine months ended December 31, 2006 $157,500 [2005 $248,119], which are included in the research and development expenses.

[b]
The Company incurred legal fees charged by a law firm, of which an associate counsel was a director of the Company until September 29, 2006 and subsequently was appointed the Company’s corporate secretary. For the three months ended December 31, 2006 legal fees incurred were $152,575 [2005 — $148,273] of which $152,575 is included in accounts payable and accrued liabilities as at December 31, 2006 [March 31, 2006 — $96,211] and for the nine months ended December 31, 2006 $318,749 [2005 — $330,972], which are included in general and administrative expenses.

All related party transactions are recorded at the exchange amounts agreed to between the related parties.

15

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Nine months ended December 31, 2006 and 2005
(Unaudited, Prepared by Management)
11. COMMITMENTS & CONTINGENCIES
[i]	The Company has entered into operating lease agreements with respect to its premises and facilities for which the minimum payments required under these agreements are as follows:

Three months - 2007	$50,188
2008	180,351
2009	162,949
2010	124,696
2011	3,312

Total future minimum lease payments	$521,496

Rent expense for the three and nine months ended December 31, 2006 amounted to $65,464 and $183,658 [2005 — ($3,366) and $349,819] respectively.
On December 30, 2005 the Company assigned the lease of its former Vancouver premises, with a total future commitment remaining until May 31, 2014 for base rent of $1,880,000 plus operating costs, to new tenants. The new tenants are liable for all commitments related to these premises. However, the Company has guaranteed the future payments in the event that the assignee defaults, and in this respect has obtained personal indemnifications by the assignees.
[ii]
The Company has entered into agreements with various companies for non-clinical work and for the purpose of conducting clinical research studies or equipment expenditures. Payments required under these agreements are as follows:

	Non Clinical	Clinical
	Research	Research	Total

2007	$63,150	$25,576	$88,726

	$63,150	$25,576	$88,726

[iii]	Pursuant to the license agreement with Esteve, the Company is jointly responsible for development costs in excess of $38 million (€25 million), if any.

[iv]
Employees of the Asian subsidiaries participate in a mandatory defined contribution retirement plan pursuant to which the subsidiaries make contributions based on a percentage of the employee’s salary.

[v]
The Company has received a claim by two former employees relating to severance as well as the issuance of further stock options. While the Company intends to defend these claims, management has made estimates for the potential loss which has been recorded in expenses. Management does not expect the final resolution of these matters to have a material effect on the Company’s operating results.

[vi]
In addition, the Company has received a claim in the amount of US$100,000 ($112,000) for services rendered. Management believes that this claim is without merit and intends to defend the action. The Company does not expect any losses to occur with respect to this matter and accordingly no provision has been made in the accounts. A loss, if any, arising from this matter will be recorded in the period it is determined.

16

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Nine months ended December 31, 2006 and 2005
(Unaudited, Prepared by Management)
12. SEGMENTED INFORMATION
[a]	The Company is managed as one reportable business segment. Revenues and long-lived assets by geographical segment are presented below.

[b]	Geographic Information:

Revenue is attributed to countries based on the location of the Company’s collaborators and customers:

	Three months ended December 31,
	2006	2005
Sales to and licensing fees from external customers:
China	$86,464	$97,751
Spain	46,944	46,944

	$133,408	$144,695

	Nine months ended December 31,
	2006	2005
Sales to and licensing fees from external customers:
China	$268,709	$351,057
Spain	140,832	140,833

	$409,541	$491,890

[c]	License fees for the periods ended December 31, 2006 and 2005 are derived from the Company’s development partner located in Spain.

[d]	The break-down of the Company’s long-lived assets by location, which include property and equipment and intangible assets, are as follows:

	December 31,	March 31,
As at:	2006	2006
Long-lived assets:
Canada	$116,662	$145,586
Hong Kong	17,580	27,185
China	1,842,622	1,996,538

Total long-lived assets	$1,976,864	$2,169,309

17

WEX PHARMACEUTICALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Three and Nine months ended December 31, 2006 and 2005
(Unaudited, Prepared by Management)
13. SUBSEQUENT EVENTS
[a]	Private Placement

On November 25, 2006 the Company announced that it has agreed to offer by way of private placement an aggregate of 8,750,000 common shares at a price of $0.18 per share to purchasers in China.

The Private Placement was subject to certain approvals, including necessary regulatory and stock exchange approvals. The Company agreed to pay a finder’s fee in connection with the Private Placement of 7% of the amount raised.

On January 8, 2007 the Company successfully completed the private placement for total gross proceeds of $1,575,000. The Company issued an aggregate of 8,750,000 common shares at a price of $0.18 per share, to three placees. The shares will be subject to a four month hold period expiring May 9, 2007.

A finder’s fee of 7% of the gross proceeds in the amount of $110,250 was paid to the finder. The Company intends to use the net proceeds of the private placement to carry out the corporate objectives; including, securing development partners, clinical development of Tectin™ and sustain corporate operations.

[b]	Rights Offering

On August 29, 2006 the Company announced that it intended to raise up to $2.0 million of equity by way of a rights offering to all shareholders. The rights offering is expected to be made pursuant to a rights offering circular, which is expected to be filed with the applicable securities regulatory authorities during the fiscal quarter ending March 31, 2007.

On January 10, 2007 the Company announced that the Toronto Stock Exchange (the “TSX”) had conditionally approved certain amendments to the exercise prices and terms of 1,877,999 stock options (the “Prior Options”) that were previously granted to certain directors, employees and consultants who are non-insiders of the Company. These amendments to the Prior Options are intended to coincide with the Company’s planned rights offering to its existing shareholders (the “Rights Offering”) and will only be effective if the Rights Offering proceeds.

If the Rights Offering proceeds, documents regarding the Rights Offering should be mailed to shareholders in the spring of 2007, with the rights expected to be exercisable for a period which is not less than 21 days (the “Rights Offering Period”). WEX intends to grant shareholders of record as of the relevant date one right for each common share held. Five rights would entitle the holder thereof to acquire one common share at a subscription price per common share equal to the volume weighted average trading price of the Company’s shares on the Toronto Stock Exchange for the five trading days immediately preceding the date the Rights Offering is launched, less a discount of 20% (the “Rights Exercise Price”).

All of the Prior Options that were set to expire prior to the end of the Rights Offering Period will be extended so that they expire on the earlier of June 29, 2007 and the last day of the Rights Offering Period. Those Prior Options that expire after that date are not being extended.

During the Rights Offering Period, the exercise prices of the Prior Options will be temporarily reduced to the greater of the Rights Exercise Price and $0.195, which was the market price (calculated in accordance with the Company’s Stock Option Plan) of the Company’s common shares on December 19, 2006, the day prior to the amendments. After the Rights Offering Period, the exercise prices of those Prior Options that remain outstanding will revert back to their original exercise prices until their expiry.

18

WEX Pharmaceuticals Inc.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2006
The following discussion by management of the operating results covers the three and nine months ended December 31, 2006 and is as of February 14, 2007 and should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the three and nine months ended December 31, 2006 and the Company’s annual audited consolidated financial statements for the year ended March 31, 2006 and the notes included thereto. The Company’s unaudited interim consolidated financial statements were prepared by management, have not been reviewed by the Company’s external auditors, have been prepared in accordance with Canadian Generally Accepted Accounting Principles and all amounts are in Canadian currency unless otherwise noted. The forward-looking statements in this discussion regarding our expectations regarding the future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties, as described in the “Risk Factors” section of the Company’s Annual Information Form. The Company’s actual results may differ materially from those contained in any forward-looking statements. Additional information relating to WEX Pharmaceuticals Inc. including the Company’s Annual Information Form is available on SEDAR at www.sedar.com.
OVERVIEW
WEX Pharmaceuticals Inc. (“WEX” or the “Company”) is dedicated to the discovery, development, manufacture and commercialization of innovative drug products for the management of pain.
The Company is currently developing Tetrodotoxin (“TTX”) as a medication intended to provide relief for various persistent and chronic pain conditions associated with cancer (trade name Tectin™). In March 2006 the clinical trial of Tectin™ was discontinued pending detailed analysis of the data generated from the trial. The detailed re-analysis was completed, presented to and received approval from the Biologics and Genetic Therapies Directorate (BGTD) of Health Canada to resume the clinical trials for Tectin™. The Company is now preparing the new clinical development plan in the development of TTX to be filed to the regulatory agency to further evaluate the drug’s efficacy in cancer related pain in the fourth quarter of the fiscal year ended March 31, 2007.
The development of TTX as an agent for treating symptoms associated with addiction and withdrawal from abused substances (trade name Tetrodin™) will not be pursued until further resources are available or a partnership/collaboration is entered into. The development of a local anaesthetic, involving TTX, is currently in the pre-clinical stage.
Our vision is to become a fully integrated international pharmaceutical company with the expertise and infrastructure to discover, develop, manufacture and commercialize proprietary therapeutics derived from naturally occurring toxins for worldwide markets.
CORPORATE DEVELOPMENTS
Financial
Convertible Debentures
In December 2005, the Company finalized negotiations with the debenture holders and, under the amended terms, agreed to repay the debentures in a series of instalment payments ending December 31, 2007.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2006
The Company did not make its scheduled instalment payment of $427,520 (US$382,500) on September 30, 2006. A partial payment was made on October 5, 2006 in the amount of $106,880 (US$95,625) and the remaining agreed amount was revised to $402,372 (US$360,000) from $320,640 ($US286,875) which was paid on November 13, 2006. In the interim, the debenture holders advised the Company that, because the full September 30, 2006 payment was not made on time, the Company was in default of its obligations under the terms of the convertible debentures, which in turn would make the full amount immediately due and payable. The debenture holders subsequently agreed to rescind the default notice subject to payment of the agreed amount.
WEX had approached its debenture holders at the time of the September 30, 2006 instalment becoming due to enter into negotiations to restructure the debenture terms. As a consequence of that, WEX made only a partial payment of the instalment due on September 30, 2006, and following agreement in principle being reached on the restructuring, subsequently made the balance of the payment together with an additional amount of $81,732.
On December 1 , 2006 the Company announced that it concluded negotiations with the holders of its convertible debentures for more flexible repayment terms designed to relieve the Company’s current financial situation. In place of the fixed instalments required, WEX has agreed to pay an amount equal to 20% of the net proceeds received from all future funding events, such as share subscription proceeds, licensing fees, or milestone payments. This arrangement will continue unless WEX fails to make the payments as required, or until such time as the debenture holder, acting in good faith, determines that WEX’s financial position has strengthened sufficiently to enable it to resume fixed instalment payments, at which time the parties shall return to the status pursuant to the Debentures Agreements and Amending Agreements, and the debenture holders will be entitled to exercise all of their legal rights.
Refer to the MD&A sections on “Critical Accounting Policies and Estimates — Convertible Debentures”, “Convertible Debentures Interest”, “Liquidity and Capital Resources” and “Financial Instruments and Other Instruments”.
Private Placement
On August 21, 2006 the Company announced that it has agreed to offer by way of a private placement an aggregate of 7,773,584 common shares at a price of $0.265 per share to arm’s length purchasers in China. However, this proposed private placement of 7,773,584 common shares to purchasers in China did not close due to regulatory delays and market conditions.
On November 25, 2006 the Company announced that it has agreed to offer by way of private placement an aggregate of 8,750,000 common shares at a price of $0.18 per share to purchasers in China.
The private placement was subject to certain approvals, including necessary regulatory and stock exchange approvals. The Company agreed to pay a finder’s fee in connection with the private placement of 7% of the amount raised.
On January 8, 2007 the Company successfully completed the private placement for total gross proceeds of $1,575,000. The Company issued an aggregate of 8,750,000 common shares at a price of $0.18 per share, to three placees. The shares will be subject to a four month hold period expiring May 9, 2007.
A finder’s fee of 7% of the gross proceeds in the amount of $110,250 was paid to the finder.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2006
The Company intends to use the net proceeds of the private placement to carry out the corporate objectives; including, securing development partners, clinical development of Tectin™ and sustain general corporate operations.
Rights Offering
On August 29, 2006 the Company announced that it intends to raise up to $2.0 million of equity by way of a rights offering to all shareholders. The rights offering is expected to be made pursuant to a rights offering circular, which is expected to be filed with the applicable securities regulatory authorities during the fiscal quarter ending March 31, 2007.
Subject to the terms of the proposed rights offering, holders of common shares (“Common Shares”) of Wex will receive one right for each Common Share held. Five rights plus the subscription price will be required to subscribe for one additional Common Share. The rights offering is subject to compliance with applicable securities legislation and the approval of the applicable securities regulatory authorities. Proceeds from the rights offering will be used for working capital purposes.
If the Rights Offering proceeds, documents regarding the Rights Offering should be mailed to shareholders in the first quarter of 2007, with the rights expected to be exercisable for a period which is not less than 21 days (the “Rights Offering Period”). WEX intends to grant shareholders of record as of the relevant date one right for each common share held. Five rights would entitle the holder thereof to acquire one common share at a subscription price per common share equal to the volume weighted average trading price of the Company’s shares on the Toronto Stock Exchange for the five trading days immediately preceding the date the Rights Offering is launched, less a discount of 20% (the “Rights Exercise Price”).
Options Granted
No incentive stock options were granted for the three months ended December 31, 2006. However for the nine months ended December 31, 2006 the Company’s granted an aggregate of 1,090,000 incentive stock options on September 29, 2006.
Amending Terms of Prior Options Granted
On September 29, 2006, the Company’s Board of Directors amended the terms of its 1,877,999 stock options previously granted to employees and consultants (other than insiders).
On January 10, 2007 the Company announced that the Toronto Stock Exchange (the “TSX”) had conditionally approved certain amendments to the exercise prices and terms of 1,877,999 stock options (the “Prior Options”) that were previously granted to certain directors, employees and consultants who are non-insiders of the Company. These amendments to the Prior Options are intended to coincide with the Company’s planned rights offering to its existing shareholders (the “Rights Offering”) and will only be effective if the Rights Offering proceeds.
All of the Prior Options that were set to expire prior to the end of the Rights Offering Period will be extended so that they expire on the earlier of June 29, 2007 and the last day of the Rights Offering Period. Those Prior Options that expire after that date are not being extended.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2006
During the Rights Offering Period, the exercise prices of the Prior Options will be temporarily reduced to the greater of the Rights Exercise Price and $0.195, which was the market price (calculated in accordance with the Company’s Stock Option Plan) of the Company’s common shares on December 19, 2006, the day prior to the amendments. After the Rights Offering Period, the exercise prices of those Prior Options that remain outstanding will revert back to their original exercise prices until their expiry.
Amending Terms of Warrants
On September 29, 2006 the Company received approval from its shareholders to amend the terms of its 3,838,788 previously issued share purchase warrants (the “Warrants”) with current expiry dates from August 5, 2006 to January 30, 2007. The amendments include an extension of the terms of those outstanding Warrants that are set to expire prior to the end of the rights offering period until the end of such period. No extension to the terms of Warrants expiring after that date is proposed. After the rights offering period, the exercise prices of those Warrants that remain outstanding will revert back to their original exercise prices until their expiry. Due to regulatory concerns, the Company did not proceed with the warrant amendments which results in the warrants remaining at their original exercise price and expiry dates. All of the outstanding warrants have expired as of January 30, 2007.
Cash and Cash Equivalents
The Company as at December 31, 2006 held cash and cash equivalents of $1.6 million [March 31, 2006 — $7.8 million].
Team
The Company announced that:
Bill Chen resigned from his position as Chief Financial Officer (“CFO”) of the Company effective December 31, 2006 for personal reasons.
Vaughn Balberan, the Controller of the Company, will perform the CFO duties on an acting basis after the departure of Bill Chen. The search for a replacement is underway.
Clinical
Tectin™
Further to the recommendation of the DMC (Data Monitoring Committee) to prematurely terminate the Canadian Phase IIb/III study of Tectin™ in the management of inadequately controlled cancer-related pain in March 2006, the Company formed a scientific panel to conduct a detailed analysis of the data generated by the study.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2006
On July 6, 2006 the Company announced that the detailed analysis of the Phase IIb/III data collected during the double-blind, randomized, placebo controlled study of Tectin™ in inadequately controlled moderate to severe cancer pain was progressing. The first phase of a detailed analysis using different parameters such as assessment of other pain scales, i.e. neuropathic pain scale, McGill Pain Questionnaire, and quality of life items (general activity, walking, mood, sleep, etc.) which were not examined by the Data Monitoring Committee was completed. The results from the re-analysis of the data were consistent with those observed in the Phase IIa open label study. In the interim analysis, a 9% difference in drug treatment was found between Tectin and placebo, in favor of Tectin. However, there was no statistically significant difference seen toward more responders in the active treatment arm, based on the primary endpoint (pain intensity difference). In a post-hoc analysis, a clinically significant difference in drug treatment was recorded, which resulted in a statistically significant difference between Tectin and placebo based on an evaluation that combines pain outcome with improvement in quality of life.
On September 6, 2006 WEX announced that the Biologics and Genetic Therapies Directorate (BGTD) of Health Canada had approved the Company’s request to resume the clinical trials for Tectin™. This authorization was granted after BGTD of Health Canada reviewed the results of the re-analysis of the double blind, placebo controlled (WEX-014) and the open label continuation (WEX-014OL) trials presented by the Company at a pre-clinical trial application (Pre-CTA) meeting held in Ottawa on the prior day.
On November 30, 2006 the Company had a pre-CTA/NDS (Clinical Trial Applications/New Drug Submission) meeting with Health Canada. The meeting discussed and agreed upon the study methodology of the new randomized, double-blind controlled study (TEC-006) in patients with inadequately controlled moderate to severe cancer related pain. The design of the new trial will be much simpler than that of WEX-014, which will minimize patient’s burden and thereby accelerate the patient recruitment. Also, the number of subjects required to complete the study will be substantially reduced.
The Company is now preparing the new clinical development plan in the development of TTX to be filed to the regulatory agency to further evaluate the drug’s efficacy in cancer related pain in the fourth quarter of the fiscal year ended March 31, 2007. Management is committed to the development and eventual commercialization of the product.
U.S. Commercialization Strategy
The Company has also filed and received approval for an IND (Investigational New Drug) application with the US FDA (Food and Drug Administration) to initiate a clinical trial of Tectin™ under a US-IND number. This represents a significant achievement since for the first time, WEX will be able to perform a trial under a US-IND number, and this will grant access to a major patient population base for future Tetrodotoxin (TTX) development.
This will be a randomized, pharmacokinetic trial to assess the kinetics of TTX after a single subcutaneous dose in healthy volunteers, data which are required by regulatory agencies to understand the fate of the drug in the body. As the dose of TTX administered to humans is very small, no established method was sensitive enough to detect the product in biological fluids and, therefore, no kinetic data was available. Recently, an analytical method sensitive enough to assay TTX in human samples of blood and urine has been developed. This will allow the Company to proceed with this study and obtain information about TTX kinetics, data crucial to the successful development of the product.
Tetrodin™
In accordance with the Company’s plan to focus its financial and operational resources on the development of Tectin™ for moderate to severe cancer-related pain and due to the change of registered ownership of the Chinese Drug Withdrawal Patent from the Company’s subsidiary, Nanning Maple Leaf Pharmaceuticals (“NMLP”) to one of the two inventors and a third party who alleges to have been an employer of the other inventor, the Company will not pursue the development of Tetrodin™ for the management of pain symptoms associated with addiction and withdrawal from abused substances in Canada and China until intellectual property issues are resolved and additional financing is available.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2006
Local Anaesthesia
The development of a local anaesthesia, involving TTX, is currently in the pre-clinical stage.
Generic Drug Sales
The Company has added new generic products to the pipeline (without significant investment) with increased gross margins and it is expected that the generic revenue will increase over the prior quarters by the end of this fiscal year.
Relationship with Children’s Hospital Boston
On August 10, 2006 the Company announced the signing of a term sheet of the license agreement with Children’s Hospital Boston, for the development and commercialization of pharmaceutical(s) containing Tetrodotoxin (TTX) for prolonged local anesthesia based on the patented technology of the Children’s Hospital. Preliminary data suggests that the new product could have much longer anesthetic effect than products currently on the market and reduce the amount of pain the patients may suffer after surgery.
Relationship with Esteve
Discussions are continuing with our partner Laboratories del Dr. Esteve, S.A. (Esteve) to terminate our collaboration on the development of TTX as an analgesic, due to differences in business strategies between the two companies. The two companies have entered into discussion to amicably terminate the collaboration. The partnership between WEX and Esteve, which was formed in 2002, was aimed at obtaining approval from the regulatory authorities for marketing TTX in Europe. Management believes that the potential termination will not have any material impacts on the Company’s financial position. We have reinforced our commitment to the TTX project.
Intellectual Property
On December 8, 2006 the Company announced the official grant to the Company of patent ZL 00124517.1 by the State Intellectual Property Office of the People’s Republic of China (SIPO) under the title of “Use of Tetrodotoxin and Saxitoxin and Their Analogs in Manufacturing Analgesic Drugs for Systemic Analgesia”.
This patent covers the use of tetrodotoxin (TTX), saxitoxin (STX), or their analogs for pain management. The invention relates to a method of producing analgesia in mammals, including human beings, experiencing pain by systemically administering an effective amount of a composition comprising essentially of tetrodotoxin, saxitoxin, or an analog thereof.
The Company is continually evaluating its intellectual property assets to identify further opportunities for commercialization.
Legal Proceedings
The Company announced on September 30, 2006 that it had commenced legal proceedings against Tianjin Fairwood Mfg. Co. Ltd. (“Tianjin”) arising out of a transaction concluded in November, 2001 whereby the Company issued to Tianjin 2,598,425 WEX shares in exchange for the transfer by Tianjin of a 46% interest in the Company’s subsidiary Nanning Maple Leaf Pharmaceuticals Inc. (“NMLP”). The claim against Tianjin seeks the return of the WEX shares.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2006
The Company’s action against Tianjin will proceed in the Supreme Court of British Columbia as a counterclaim against Mr. Frank Shum, the former Chairman and CEO of the Company, in an action previously filed in which he seeks damages against the Company for wrongful dismissal. In addition to Mr. Shum and Tianjin, Ms. Donna Shum has been also been added as a co-defendant. The Company will be seeking damages from all defendants in respect of losses alleged to have incurred as a result of the transaction with Tianjin.
The Company commenced legal proceedings against a former employee of the Company in connection with his conduct following termination of his employment with the Company. At the present time, the Company is evaluating its options with respect to how to proceed with this matter.
COMPANY GOALS & STRATEGIES
•	To focus on the clinical development of Tectin™ for the treatment of moderate to severe cancer- related pain through clinical trials in North America.
•	To raise additional capital to carry out the corporate objectives; including, securing development partners, clinical development of Tectin™ and sustain general corporate operations.

The Company is in the process of evaluating several funding options, including a rights offering, and private placements.
•	To enter into additional collaborations with third parties.

At present, the Company has limited capabilities for marketing its products under development. Accordingly, collaborations with third parties who have experience in commercialization will be required to handle this function. Further, such collaborations may provide the Company with financial payments which assist in funding the development and assist in the commercialization of our products.

•	To maintain a strong intellectual property portfolio.

We attach great significance to patents and the protection of industrial secrets for new technologies, products and processes. Accordingly, the approach is to build a portfolio that provides broad protection of our basic platform technology, as well as a tiered patent claim structure to provide back- up patent positions in commercially significant areas.

•	To expand our drug pipeline by developing and in-licensing additional technologies.

WEX maintains a significant presence in China where all of the Company’s product research is oerformed. In addition, the Company produces and distributes a line of generic pharmaceutical products in China. We believe that the Company’s research and development team is uniquely positioned to identify and commercialize new drug discoveries for distribution in China and around the world.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2006
FINANCIAL RESULTS
Overall Performance
For the three months ended December 31, 2006, the Company recorded a loss of $993,171 ($0.03 per common share) compared to a loss of $5.8 million ($0.17 per common share) in the three months ended December 31, 2005. The decrease in loss for the three months ended December 31, 2006, when compared to the same period in the preceding year, is attributable to expense reductions relating to discontinuing all clinical trials in March 2006, significant staff reductions, reduced amortization, the reduction of other overhead expenses. With minor revenue income, Management expects losses to continue during the coming quarters as it continues to focus its resources in an effort to further the commercialization of Tectin™.
The Company recorded a loss for the nine months ended December 31, 2006 of $3.2 million ($0.09 per common share) compared to a loss of $13.4 million ($0.38 per common share) in the nine months ended December 31, 2005. The decrease in loss for the nine months ended December 31, 2006, when compared to the same period in the preceding year, is attributable to expense reductions relating to discontinuing all clinical trials in March 2006, significant staff reductions, reduced amortization and the reduction of other overhead expenses, negotiated settlement of a liability and an increase in the estimated investment tax credit receivable. With minor revenue income, Management expects losses to continue during the coming quarters as it continues to focus its resources in an effort to further the commercialization of Tectin™.
The Company’s subsidiaries in China, Nanning Maple Leaf Pharmaceuticals Co. Ltd. (“NMLP”), and Wex Medical Limited in Hong Kong, recorded product revenues of $86,464 for the three months ended December 31, 2006, as compared to $97,751 in the same period in the previous year, or a decrease of $11,287.
Product revenues were $268,709 for the nine months ended December 31, 2006, as compared to $351,057 for the same period in the previous year, or a decrease of $82,348.
All results of operations were in line with Management expectations.
There have been no material changes during the three months ended December 31, 2006 to the forward-looking information provided in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the fiscal year ended March 31, 2006.
Critical Accounting Policies and Estimates
The significant accounting policies that WEX believes to be most critical in fully understanding and evaluating its financial results are revenue recognition, stock-based compensation and the valuation of convertible debt. Generally accepted accounting principles require WEX to make certain estimates and assumptions. The Company believes that the estimates and assumptions upon which it relies are reasonable and based upon information available to the Company at the time that these estimates and assumptions are made. Actual results may differ from the Company’s estimates. The Company’s critical accounting estimates affect the Company’s net loss calculation and results of operations.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2006
Revenue recognition
License fees are comprised of initial upfront fees and payments from collaborative licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of specified milestones when the milestone payment is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement and the Company has no further significant involvement or obligation to perform under the arrangement. Initial fees and milestone payments received which require the ongoing involvement of the Company, are deferred and amortized into income on a straight line basis over the period of ongoing involvement of the Company. Revenue recognition of the first $1.58 million payment, which was recorded as deferred revenue upon receipt, for the years 2003 and 2004 was amortized over a five year period. New management estimates amended the amortization period to seven years commencing the three months ended March 31, 2005. Any change in the estimate of the expected ongoing involvement during the period could have a material impact on the Company’s earnings.
Generic sales revenues are recognized when the products are shipped to the customer provided the customer has retained all the significant risks of ownership and there are no future obligations with respect to the product shipped.
Stock-based Compensation
The Company uses the fair value method to record compensation expense for stock options issued to employees subsequent to April 1, 2003 and non-employees subsequent to April 1, 2002 using the fair value method of accounting for stock-based compensation transactions. The stock-based compensation recorded by the Company is a critical accounting estimate because of the value of compensation recorded, the volume of the Company’s stock option activity and the many assumptions that are required to be made to calculate the compensation expense. The Company calculates the fair value of stock options issued and amortizes the fair value to stock compensation expense over the vesting period. The Company uses the Black-Scholes option pricing model to calculate stock option values, which requires certain assumptions including the future stock price volatility and expected time to exercise.
Stock-based compensation is likely to change from period to period as further options are granted and adjustments made for stock options forfeited. The Company recorded $59,144 and $138,151 in stock-based compensation expense for the three and nine months ended December 31, 2006, respectively, as compared to $35,195 and $169,265 for the three and nine months ended December 31, 2005, respectively.
Convertible Debentures
The convertible debentures are a compound financial instrument. The fair value of the debt component was calculated as the present value of the required interest and principal payments discounted at a rate approximating the interest rate that would have been applicable to non-convertible debt at the time the debentures were issued. The amount representing the conversion feature was included as shareholders’ equity as the equity component of the debentures representing the difference between the debt component and the face value of the debentures. The issuance costs related to the debentures have been allocated on a pro-rata basis between deferred financing costs and the equity portion. The carrying value of the financial liability is being accreted to the principal amount as additional interest expense over the term of the debentures. The accounting policy for the debentures is a critical accounting policy as the fair value estimates are based on management’s estimate of a suitable discount factor, which is a critical accounting estimate. Management believes that a loan to the Company at the time of the renegotiation of the convertible debenture would have attracted an interest rate of 20% per year.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2006
Results of Operations
Revenue

	Three months ended December 31,		Nine months ended December 31,
(in thousands of dollars)	2006	2005	2006	2005

Product sales	$86	$98	$269	$351
License fee	47	47	141	141

	$133	$145	$410	$492

For the three months ended December 31, 2006 the total generic and other sales were $86,464 or a decrease of $11,287 when compared to $97,751 in revenues for the three months ended December 31, 2005. The decrease is mainly due to competition from similar generic products and decrease in selling prices. However, the Company continues to evaluate various business plans to increase revenue and to support the generic sales programs, but its focus remains on the commercialization of Tectin™.
The Company’s main source of pre-commercialization revenue is in relation to the agreement signed with Esteve in the year ended March 31, 2002. License fees for the three months ended December 31, 2006 and 2005 were $46,944 and $46,944 respectively and are related to amortization of the upfront licensing payment of approximately $1.58 million received from Esteve during the year ended March 31, 2003. This has been recorded as deferred revenue and is being amortized on a straight-line basis. The amortization period was revised by management to seven years from five years in the fourth quarter of fiscal 2005.
Expenditures

	Three months ended December 31,		Nine months ended December 31,
(in thousands of dollars)	2006	2005	2006	2005
Cost of goods sold	$58	$74	$183	$272
Research and development	368	3,589	1,268	7,891
General and administrative	611	884	1,788	3,071
Amortization	58	280	189	719
Severance and restructuring	—	223	6	680
Cost of Goods Sold
Gross margins on product sales for the three and nine months ended December 31, 2006 were 33% and 32%, respectively, compared to 24% and 23%, respectively, for the prior 2005 period. The increase in gross margin is due to the decision to manufacture in-house an injectable product rather than to purchase it from an outside source.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2006
Research and Development
Three months ended December 31, 2006 compared to the three months ended December 31, 2005
Research and development expenses consist primarily of salaries and related employee benefits, costs associated with our clinical trials such as payments to clinical research organizations and research related overhead expenses. The Company has not historically tracked R&D costs by project but rather by type of cost incurred. R&D expenses totaled $367,545 for the three months ended December 31, 2006 as compared to $3.589 million for the three months ended December 31, 2005 Included in research and development expenses for the three months ended December 31, 2006 is a non-cash stock-based compensation expense of $15,290 as compared to $195 for three months ended December 31, 2005.
Not including the non-cash stock-based compensation expense, R&D expenditures decreased by $3.236 million or approximately 90% over the previous period. Most notably, clinical testing and trial costs were $233,557 for the three months ended December 31, 2006 as compared to $3.256 million over the same period in the previous year or a decrease of $3.023 million. Additional expenses, as they relate to salaries, were also recorded in the amount of $78,377 for the three months ended December 31, 2006 as compared to $393,510 for the same period in the previous year a decrease of $315,133. The decreased R&D and salary expenditures are due to the canceling of all the clinical trials in March 2006 and staff downsizing relating to the cancellation of the trials.
Nine months ended December 31, 2006 compared to the nine months ended December 31, 2005
R&D expenses totaled $1.268 million for the nine months ended December 31, 2006 as compared to $7.891 million for the nine months ended December 31 2005 or a decrease of approximately $6.623 million or 84%. The major area that contributed to the decrease in expenses for the nine months ended December 31, 2006 as compared to the nine months ended December 31, 2005 relates to the cancellation of all the clinical trials activities in March 2006 and staff downsizing relating to the cancellation of the trials. For the nine months ended December 31, 2006 total expenses, for the clinical trial activities, were $969,185 as compared to $6.756 million for the nine months ended December 31, 2005 or a decrease of $5.786 million. Salaries and benefits declined to $274,325 for the nine months ended December 31, 2006 as compared to $1.007 million for the same period in the previous year or a decrease of $733,103. The reduced expenditures also reflect an adjustment based upon tax submission of a prior year estimate to the scientific research and development tax credit in the amount of $172,866.
Management expects that R&D expenditures will be relatively consistent over the next quarters until the reintroduction of a revised clinical development plan in the development of TTX sometime in the calendar year 2007.
Included in the research and development expenses for the nine months ended December 31, 2006 is a related party amount of $157,500. This amount relates to the compensation paid to the Company’s Chief Scientific Officer. Currently, the compensation arrangements with this individual are based on a contract which provides for a maximum yearly fee of $210,000.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2006
General and Administrative
Three months ended December 31, 2006 compared to the three months ended December 31, 2005
General and administrative expenditures for the three months ended December 31, 2006 were $610,987 as compared with $883,977 for the three months ended December 31, 2005 or a decrease of $272,990. For the three months ended December 31, 2006 salaries increased by $9,375, to $161,859 over the same period in 2005. Rent increased by $52,401 due to the Company assigning its prior rental lease to new tenants and recognizing a net recovery settlement cost of $98,268 against normal operating rent expense for the three months ended December 31, 2005 (Refer to the Contingency section). Directors’ fees decreased by $23,346 to $26,662, compared to $50,008 as a result of fewer meetings. The downsizing of WEX’s workforce in prior periods has also resulted in a reduction in travel and promotion costs by $103,658 to $80,241, administration costs by $79,308 to $76,161. Audit and accounting fees decreased by $38,199 to $6,631 since the Company no longer engages its auditors to review the quarterly interim financial statements. Stock-based compensation expense increased by $8,854 to $43,854 over the corresponding 2005 period due to options granted in January and September 2006. For the three months ended December 31, 2006 Legal costs decreased by $99,623 to $165,939 due to additional costs incurred during the three months ended December 31, 2005 in preparing for the special shareholders meeting held in January 2006.
Nine months ended December 31, 2006 compared to the nine months ended December 31, 2005
For the nine months ended December 31, 2006 general and administrative expenses, when compared to the nine months ended December 31, 2005 decreased by $1.283 million to $1.788 million from $3.071 million respectively. For the nine months ended December 31, 2006 salaries decreased by $298,492, as a result of significant staff layoffs both at its Vancouver headquarters and in Hong Kong to $505,740 over the same period in 2005. Rent decreased by $56,665 net of the settlement cost of $98,268 due to moving to smaller premises to $129,909. Directors’ fees decreased by $64,268 to $115,054, compared to $179,322 as a result of fewer meetings. The downsizing of WEX’s workforce in prior periods has also resulted in a reduction in travel and promotion costs by $236,346 to $202,387, administration costs by $239,548 to $268,688. Audit and accounting fees decreased by $161,239 to $74,521 since the Company no longer engages its auditors to review the quarterly interim financial statements. The reduction in the loss on disposal of capital assets by $92,973 to $4,271 reflects minimal disposals in the nine months ended December 31, 2006 as compared to the prior nine months ended December 31, 2005 during which Company vehicles were sold. The decrease in expenses also included a reduction in the stock-based compensation expense of $73,069 to $96,001 over the corresponding 2005 period.
Legal costs also decreased to $391,475 for the nine months ended December 31, 2006 as compared to the corresponding period ending December 31, 2005 of $451,964. The decrease in costs by $60,489 reflect additional costs incurred in the second quarter ending September 30, 2006 of $39,133 in rescheduling the annual general meeting and planning of a new rights offering and related repricing of warrants and options offset by the reduction of fees for the three months ended December 31, 2006 over the corresponding period of $99,623.
Included in administrative expenses for the nine months ended December 31, 2006 is a related party amount of $318,749 in legal fees incurred from Fasken Martineau DuMoulin (“Fasken”). Peter Stafford was a director of the Company and a partner with this law firm, which acts as corporate counsel to the Company. Mr. Stafford is now a part-time consultant to Fasken and the Company’s relationship with Fasken is managed through a partner in the firm’s Vancouver office. Mr. Stafford does not provide legal advice nor is he involved in any of the Company’s files with Fasken.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2006
Amortization
Amortization expense relates to the amortization of property and equipment and, in the comparative periods, the amortization of identifiable intangible assets. Amortization expense for the three months ended December 31, 2006 was $58,214 in respect of property and equipment and $nil in respect of intangible assets. In the three months ended December 31, 2005, the corresponding amounts were $163,839 and $116,547 respectively. The reduction in amortization expenses was due to the disposal of capital assets during the year ended March 31, 2006 and the write-down to $nil of the remaining purchase costs relating to the acquisition of the additional 46% in NMLP during the year ended March 31, 2006.
For the nine months ended December 31, 2006 amortization of property and equipment and, in the comparative periods, the amortization of identifiable intangible assets was $188,807 in respect of property and equipment and $nil in respect of intangible assets. In the nine months ended December 31, 2005, the corresponding amounts were $368,924 and $349,641 respectively.
Management expects amortization expense to remain fairly consistent throughout the year as limited capital asset purchases are expected.
Severance and Restructuring
Due to the Company downsizing its workforce, one time severance costs of $6,167 were incurred due to further staff settlement for the nine months ended December 31, 2006 as compared to $680,067 for the nine months ended December 31, 2005.
Investment and Other Income

	Three months ended December 31,		Nine months ended December 31,
	2006	2005	2006	2005
Interest and sundry income	$17,748	$102,276	$101,734	$296,620
Convertible debentures — interest expense	(179,248)	(173,476)	(569,757)	(502,364)
Convertible debentures settlement	224,921	(830,516)	243,194	(830,516)
Foreign exchange (loss)	(95,477)	12,342	(120,393)	(249,805)
Clinical Trial liability — settlement	—	—	172,393	—
Interest and Sundry Income
Investment and other income for the three months ended December 31, 2006 decreased by $84,528 to $17,748 from $102,276 for the three months ended December 31, 2005 due to the redemption of most investments in prior quarters to fund clinical trials and general operating expenses.
Convertible Debentures Interest
In accordance with Emerging Issues Committee Abstract number 88 of the CICA Handbook, as at December 31, 2006 the Company has revalued convertible debentures based on the amended terms of the debenture agreement as at December 22, 2005 by calculating the net present value of the future cash flows using a discount rate of 20% that would have been applicable to non-convertible debt at the date of each payment.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2006
Summarized below are the changes during the periods which affect the liability and equity component of the convertible debentures.

	Three Months Ended		Nine Months Ended
Change in liability component of the	December 31,		December 31,
convertible debentures liability	2006	2005	2006	2005

Balance beginning of period	$3,811,192	$4,283,738	$4,168,563	$4,295,419
Imputed interest expense at 20% (2005 — 16%)	177,738	172,262	562,185	498,722
Interest paid on face value of convertible debentures at 5.5%	—	—	(119,739)	(163,068)
Interest accrued on face value of convertible debentures at 5.5%	(54,618)	(81,340)	(54,618)	(81,340)
Principal payments made	(519,185)	(1,185,954)	(946,132)	(1,185,954)
Settlement (gain) or cost	(224,921)	830,516	(243,194)	830,516
Foreign exchange expense or (gain)	147,196	800	(29,663)	(174,273)

Balance end of period	$3,337,402	$4,020,022	$3,337,402	$4,020,022

	Three Months Ended		Nine Months Ended
Change in equity component of	December 31,		December 31,
convertible debentures liability	2006	2005	2006	2005

Balance beginning of period	$449,263	$2,332,443	$725,018	$2,332,443
Equity adjustment charge or (credit) to deficit	39,216	(1,607,425)	236,539	(1,607,425)

Balance end of period	$488,479	$725,018	$488,479	$725,018

As of December 31, 2006 the remaining aggregate principal amount of the debentures was US$3,241,875 which is equivalent to $3,778,083.
Refer to the MD&A sections on “Liquidity and Capital Resources” and “Financial Instruments and Other Instruments” and also the Notes to the Consolidated Financial Statements, note 7 “Convertible Debentures” for further details pertaining to the convertible debentures.
Foreign Exchange Loss
The net foreign exchange loss of $95,477 for the three months ended December 31, 2006 was $107,819 greater as compared to the net foreign exchange (gain) of ($12,342) for the three months ended December 31, 2005. An exchange loss of $147,196 was recorded and is due to the decline in the value of the Canadian dollar in relationship to the US dollar and the revaluing of the Debentures payable to Canadian dollars. The Hong Kong dollar and Chinese Renminbi have remained relatively stable in the current period as compared to the previous period.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2006
The Company operates in Canadian dollar but holds US dollar denominated cash accounts, to meet the Company’s anticipated US operating and capital expenditures in future periods. Further to this, the Company’s foreign subsidiaries operate in Hong Kong dollars and Chinese Renminbis. The Company maintains cash resources in both currencies in order to meet its obligations in those areas. The Company does not use derivatives to hedge against exposures to foreign currency arising from the Company’s balance sheet liabilities and therefore, the Company is exposed to future fluctuations in the U.S./Canadian dollar and Hong Kong dollar and Chinese Renminbi and Euro exchange rates.
Summary of Quarterly Results

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
(in thousand of dollars, except per	Dec 31, 2006	Sept 30, 2006	Jun 30, 2006	Mar 31, 2006
share amounts)	(Q-3)	(Q-2)	(Q-1)	(Q-4))(1)

Total Revenues	$133	$154	$123	$137
Loss	(993)	(807)	(1,397)	(8,195)
Basic and diluted loss per common share	(0.03)	(0.02)	(0.04)	(0.23)

Total assets	$5,686	$7,387	$8,186	$11,891

	Quarter ended	Quarter ended	Quarter ended	Quarter ended
(in thousand of dollars, except per	Dec 31, 2005	Sept 30, 2005	Jun 30, 2005	Mar 31, 2005
share amounts)	(Q-3)	(Q-2)	(Q-1)	(Q-4)(2)
				(restated)
Total Revenues	$145	$169	$178	$3,327
Loss	(5,795)	(4,062)	(3,570)	(1,434)
Basic and diluted loss per common share	(0.17)	(0.12)	(0.10)	(0.04)

Total assets	$20,102	$25,112	$28,837	$32,381

(1)	The loss for the three months ended March 31, 2006 includes severance costs of $230,486 and the write-down of the intangible asset in the amount of $3,612,957.

(2)	The loss for the three months ended March 31, 2005 includes revenue of $3,136,200 from the research and collaboration fees related to the Esteve contract.
Revenue which consists of generic pharmaceutical sales and amortization of license fees is relatively consistent from quarter to quarter except in the fourth quarter ending March 31, 2005 the Company recorded $3,136 in revenue received from the research and collaboration fees related to the Esteve contract.
Significant items that impacted the quarterly losses are as follows:
•
The second quarter loss ending in September 2006 was reduced by $345 due to adjustments to settle a clinical trial liability and an adjustment based on tax submissions to increase the research and development tax credit.

•
The first quarter loss ending in June 2006 reflects a significant loss reduction over the prior periods due the downsizing of the Company’s staff and the termination of all clinical trials in March 2006.

•	The fourth quarter’s significant loss ending in March 2006 reflects the termination costs to cancel all clinical trials, the settlements with the various clinical management organizations.

•
The quarters commencing March 2005 to December 2005 reflect the overall increase in clinical activities but do fluctuate from quarter to quarter depending upon the clinical trial activity, increased staff employed, termination of staff commencing in the quarter ending September 2005. The quarter ending December 2005 loss reduction includes revenue of $3,136 from the research and collaboration fees related to the Esteve contract.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2006
Liquidity and Capital Resources
Since its incorporation, the Company has financed administration, research and development activities and capital expenditures through the private sales of its common shares, issuance of debentures, the exercise of warrants or options and the use of licensing revenue from its corporate partner and the collection of government tax credits. During the three months ended December 31, 2006 cash used in operating activities decreased by $1.996 million to $1.845 million, as compared to $3.841 million in the comparable quarter. This decrease was due to discontinuing the clinical trials in March 2006 and business restructuring to reduce operating costs commencing in September 2005 which resulted in staff reductions and moving to lower rental premises in February 2006 Excluding non-cash working capital items for the three months ended December 31, 2006 due to discontinuing clinical trials and downsizing of its workforce and premises cash flow has been reduced to $822,734 as compared to the three months ended December 31, 2005 of $4.864 million.
The Company did not make its scheduled instalment payment of $427,520 (US$382,500) on September 30, 2006. A partial payment was made on October 5, 2006 in the amount of $106,880 (US$95,625) and the remaining agreed amount was revised to $402,372 (US$360,000) from $320,640 ($US286,875) which was paid on November 13, 2006. In the interim, the debenture holders advised the Company that, because the full September 30, 2006 payment was not made on time, the Company was in default of its obligations under the terms of the convertible debentures, which in turn would make the full amount immediately due and payable. The debenture holders subsequently agreed to rescind the default notice subject to payment of the agreed amount.
On December 1 , 2006 the Company announced that it concluded negotiations with the holders of its convertible debentures for more flexible repayment terms designed to relieve the Company’s current financial situation.
In place of the fixed instalments required, WEX has agreed to pay an amount equal to 20% of the net proceeds received from all future funding events, such as share subscription proceeds, licensing fees, or milestone payments. This arrangement will continue unless WEX fails to make the payments as required, or until such time as the debenture holder, acting in good faith, determines that WEX’s financial position has strengthened sufficiently to enable it to resume fixed instalment payments, at which time the parties shall return to the status pursuant to the Debentures Agreements and Amending Agreements, and the debenture holders will be entitled to exercise all of their legal rights.
WEX had approached its debenture holders at the time of the September 30 instalment becoming due to enter into negotiations to restructure the debenture terms. As a consequence of that, WEX made only a partial payment of the instalment due on September 30, 2006, and following agreement in principle being reached on the restructuring, subsequently made the balance of the payment together with an additional amount of $81,732.
As of December 31, 2006 the remaining aggregate principal amount of the debentures was US$3,241,875 which is equivalent to $3,778,083.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2006
At December 31, 2006 the Company had negative working capital of approximately $1.475 million including cash resources, comprising cash and cash equivalents and short-term investments in the amount of $1.940 million. The cash resources excluding restricted cash are held in different currencies as follows:

	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006

Canadian dollars	$217,038	$612,660	$1,305,566	$2,399,679
U.S. dollars	89,621	1,359,358	1,392,697	3,018,422
Chinese Renminbi	521,945	165,210	122,375	147,521
Hong Kong dollars	1,111,269	1,478,927	1,761,292	2,035,675
Euros	164	152	152	296,376

	$1,940,037	$3,616,307	$4,582,082	$7,897,673

In aggregate, the Company’s cash resources decreased by $1.676 million to $1.940 million from $3.616 million as at September 30, 2006. Included in cash resources are proceeds from subscription applications amounting to $680,005 which is part of the private placement that closed on January 8, 2007. Managements’ expectations are that cash resources will continue to decline with operating expenditures expected to be relatively consistent but with the repayment of the convertible debentures if any and accounts payable significantly affecting the decrease in cash resources over the coming quarters.
The Renminbi is not fully convertible into foreign currencies and is subject to local governmental restrictions. All foreign currency exchange transactions involving Renminbi must take place either through the People’s Bank of China or other institutions authorized to buy and sell foreign exchange or at a swap centre.
Management believes that with the existing cash resources there are sufficient resources for the Company’s current programs to fund operations through June 2007. At December 31, 2006, the Company had incurred significant losses and had an accumulated deficit of $69 million. In order for the Company to continue with its long term strategic objective of the commercialization of TTX in North America and major European markets it will require additional capital or debenture funding. The Company intends to raise the necessary funds for these initiatives in the coming months. Depending on the North American and Asian economic factors; such as, capital market conditions, political uncertainty, the growth of pharmaceutical markets and the returns available to investors/lenders in other market sectors, the Company may have challenges raising the appropriate capital required. The budgeted expenditures that are necessary to execute on the future business plan and strategic objectives are subject to various uncertainties and may also be delayed depending on the amount of funding that is raised.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2006
The Company’s contractual commitments are related to the lease of the Company’s office space and operating leases for office equipment, plus clinical and non clinical research. Payments required under these agreements and leases are as follows:

(in thousands of dollars)	Payments Due by Period
Contractual Obligations	Total	2007	2008-2009	2010-2011	Thereafter
Operating Leases	$521	$50	$343	$128	$—
Purchase Obligations	89	89	—	—	—
Debenture Obligations (1)	4,041	106	3,935	—	—

	$4,651	$245	$4,278	$128	$—

(1)	The debenture obligations include principal and interest. Interest payments in fiscal 2007 will be approximately $106,476 and in 2008 $156,556. The final payment is due December 31, 2007.
Pursuant to the license agreement referred to in note 13 to the March 31, 2006 consolidated financial statements, the Company is jointly responsible for development costs in excess of $38 million (€25 million), if any. As discussed in the relationship with Esteve clinical section, the Company is currently negotiating a termination of its relationship with Esteve.
Contingencies
On December 30, 2005 the Company assigned the lease of its former Vancouver premises, with a total future commitment remaining until May 31, 2014 for base rent of $1,880,000 plus operating costs, to new tenants. The new tenants are liable for all commitments related to these premises. However, the Company has guaranteed the future payments in the event that the assignee defaults, and in this respect has obtained personal indemnifications by the assignees.
Pursuant to certain People’s Republic of China (“PRC”) regulations, the Company’s subsidiary is likely required to transfer certain percentages of its profit, as determined under the PRC accounting regulations, to certain statutory funds. To date, the subsidiary has not recognized any statutory reserves as it has not been profitable. Should the subsidiary become profitable in the future, it will be required to recognize these statutory accounts and accordingly, a portion of the subsidiary’s future earnings will be restricted in use and not available for distribution.
Off-Balance Sheet Arrangements
The Company currently has no off-balance sheet financings that are likely to have a current or future effect on the results of operations or financial condition of the Company.
Transactions with Related Parties
[a]
The Company paid $52,500 in research and development consulting fees to a senior officer during the three months ended December 31, 2006 [2005 — $52,500] and for the nine months ended December 31, 2006 $157,500 [ 2005 $248,119].

[b]
The Company incurred $152,575 of legal fees charged by a law firm, a partner of which was until September 29, 2006 a director of the Company, for the three months ended December 31, 2006 [2005 — $148,273] and for the nine months ended December 31, 2006 $318,749 [2005 — $330,972].

All related party transactions are recorded at the exchange amount established and agreed to between the related parties.
Financial Instruments and Other Instruments
The Company has convertible debentures outstanding. On December 22, 2005, the Company’s wholly-owned subsidiary, Wex Medical Limited and the debentures holders amended the repayment terms of the unsecured convertible debentures. The debentures, previously repayable at maturity of June 2009, are now repayable at regular intervals commencing in December 31, 2005 and ending December 31, 2007. The remaining terms of the debentures remain the same.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2006
The Company did not make its scheduled instalment payment of $427,520 (US$382,500) on September 30, 2006. A partial payment was made on October 5, 2006 in the amount of $106,880 (US$95,625) and the remaining agreed amount was revised to $402,372 (US$360,000) from $320,640 ($US286,875) which was paid on November 13, 2006. In the interim, the debenture holders advised the Company that, because the full September 30, 2006 payment was not made on time, the Company was in default of its obligations under the terms of the convertible debentures, which in turn would make the full amount immediately due and payable. The debenture holders subsequently agreed to rescind the default notice subject to payment of the agreed amount.
On December 1, 2006 the Company announced that it had concluded negotiations with the holders of its convertible debentures for more flexible repayment terms designed to relieve the Company’s current financial situation.
In place of the fixed instalments presently required, WEX has agreed to pay an amount equal to 20% of the net proceeds received from all future funding events, such as share subscription proceeds, licensing fees, or milestone payments. This arrangement will continue unless WEX fails to make the payments as required, or until such time as the debenture holder, acting in good faith, determines that WEX’s financial position has strengthened sufficiently to enable it to resume fixed instalment payments, at which time the parties shall return to the status pursuant to the Debentures Agreements and Amending Agreements, and the debenture holders will be entitled to exercise all of their legal rights.
Summarized below are the changes during the periods which affect the liability and equity component of the convertible debentures.

	Three Months Ended		Nine Months Ended
Change in liability component of the	December 31,		December 31,
convertible debentures liability	2006	2005	2006	2005

Balance beginning of period	$3,811,192	$4,283,738	$4,168,563	$4,295,419
Imputed interest expense at 20% (2005 — 16%)	177,738	172,262	562,185	498,722
Interest paid on face value of convertible debentures at 5.5%	—	—	(119,739)	(163,068)
Interest accrued on face value of convertible debentures at 5.5%	(54,618)	(81,340)	(54,618)	(81,340)
Principal payments made	(519,185)	(1,185,954)	(946,132)	(1,185,954)
Settlement (gain) or cost	(224,921)	830,516	(243,194)	830,516
Foreign exchange expense or (gain)	147,196	800	(29,663)	(174,273)

Balance end of period	$3,337,402	$4,020,022	$3,337,402	$4,020,022

	Three Months Ended		Nine Months Ended
Change in equity component of	December 31,		December 31,
convertible debentures liability	2006	2005	2006	2005

Balance beginning of period	$449,263	$2,332,443	$725,018	$2,332,443
Equity adjustment charge or (credit) to deficit	39,216	(1,607,425)	236,539	(1,607,425)

Balance end of period	$488,479	$725,018	$488,479	$725,018

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2006
As of December 31, 2006 the remaining aggregate principal amount of the debentures was US$3,241,875 which is equivalent to $3,778,083.
Subject to the current negotiated terms the Company maybe required to resume the debentures installments which are repayable in U.S. dollars and are translated to Canadian dollars as follows:

	U.S. Dollars	Canadian Dollars

Repayment dates	$691,875	$806,311
December 31, 2006 — remaining balance	$691,875	$806,311
March 31, 2007	637,500	742,943
June 30, 2007	637,500	742,943
September 30, 2007	637,500	742,943
December 31, 2007	637,500	742,943

Total repayments	3,241,875	3,778,083
Imputed equity component	(428,678)	(488,480)
Exchange difference on equity component	—	(11,102)
Implied accretion interest	50,543	58,901

Balance December 31, 2006	2,863,740	3,337,402
Less: current portion	(2,863,740)	(3,337,402)

Long-term portion	$—	$—

Also included in debenture interest expense for the three and nine months ended December 31, 2006 is amortization of deferred financing costs of $1,510 and $7,572 [2005 — $1,214 and $3,642] respectively.
The fair value of the convertible debentures, calculated at the present value of future contractual payments of principal and interest, discounted at current applicable market rates of interest, approximates their carrying values.
Refer to the Notes to the Consolidated Financial Statements, note 7 “Convertible Debentures” for further details pertaining to the convertible debentures.
The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The Company invests its cash resources in liquid investment grade commercial debt and government agency notes. The Company is subject to foreign exchange rate changes that could have a material effect on future operating results or cash flow as a portion of the Company’s investments which finance operations are denominated in Canadian dollars and a portion of the Company’s expenses are denominated in Hong Kong dollars and the Chinese RMB. The Company has not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risks.
Share Capital
As of December 31, 2006, there were 35,059,451 common shares issued and outstanding for a total of $62.766 million in share capital and there were 4,081,612 stock options outstanding in the Company’s stock option plan (of which 2,731,723 were exercisable) at a weighted average exercise price of $2.05. As at December 31, 2006 there are also 600,000 warrants outstanding at and average price of $6.65. per common share expiring on January 30, 2007. As of February 14, 2007 there were 43,809,451 common shares issued and outstanding for a total of $64.231 million in share capital. As of February 14, 2007 there were 4,081,612 stock options outstanding in the Company’s stock option plan (of which 2,812,362 were exercisable) at a weighted average exercise price of $2.05. As of February 14, 2007 there were nil warrants outstanding.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2006
On August 21, 2006 the Company announced that it has agreed to offer by way of a private placement an aggregate of 7,773,584 common shares at a price of $0.265 per share to arm’s length purchasers in China. However, this proposed private placement of 7,773,584 common shares to purchasers in China did not close due to regulatory delays and market conditions.
On November 25, 2006 the Company announced that it has agreed to offer by way of private placement an aggregate of 8,750,000 common shares at a price of $0.18 per share to purchasers in China. The private placement was subject to certain approvals, including necessary regulatory and stock exchange approvals. The Company agreed to pay a finder’s fee in connection with the private placement of 7% of the amount raised.
On January 8, 2007 the Company successfully completed the private placement for total gross proceeds of $1,575,000. The Company issued an aggregate of 8,750,000 common shares at a price of $0.18 per share, to three placees. The shares will be subject to a four month hold period expiring May 9, 2007. A finder’s fee of 7% of the gross proceeds was paid to the finder. The Company intends to use the net proceeds of the private placement for general working capital.
On September 29, 2006, the Company’s Board of Directors amended the terms of its 1,877,999 stock options previously granted to employees and consultants (other than insiders). The amendments include an extension of the terms of those options that are set to expire on or after September 29, 2006 and prior to the end of the rights offering period until the end of such period. After the expiry of rights offering period, the exercise prices of those options that remain outstanding will revert back to their original exercise prices until their expiry.
On January 10, 2007 the Company announced that the Toronto Stock Exchange (the “TSX”) had conditionally approved certain amendments to the exercise prices and terms of 1,877,999 stock options (the “Prior Options”) that were previously granted to certain directors, employees and consultants who are non-insiders of the Company. These amendments to the Prior Options are intended to coincide with the Company’s planned rights offering to its existing shareholders (the “Rights Offering”) and will only be effective if the Rights Offering proceeds.
If the Rights Offering proceeds, documents regarding the Rights Offering should be mailed to shareholders in the first quarter of 2007, with the rights expected to be exercisable for a period which is not less than 21 days (the “Rights Offering Period”). WEX intends to grant shareholders of record as of the relevant date one right for each common share held. Five rights would entitle the holder thereof to acquire one common share at a subscription price per common share equal to the volume weighted average trading price of the Company’s shares on the Toronto Stock Exchange for the five trading days immediately preceding the date the Rights Offering is launched, less a discount of 20% (the “Rights Exercise Price”).
All of the Prior Options that were set to expire prior to the end of the Rights Offering Period will be extended so that they expire on the earlier of June 29, 2007 and the last day of the Rights Offering Period. Those Prior Options that expire after that date are not being extended.
During the Rights Offering Period, the exercise prices of the Prior Options will be temporarily reduced to the greater of the Rights Exercise Price and $0.195, which was the market price (calculated in accordance with the Company’s Stock Option Plan) of the Company’s common shares on December 19, 2006, the day prior to the amendments. After the Rights Offering Period, the exercise prices of those Prior Options that remain outstanding will revert back to their original exercise prices until their expiry.

WEX PHARMACEUTICALS INC.
MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine months ended December 31, 2006
On September 29, 2006 the Company received approval from its shareholders to amend the terms of its 3,838,788 previously issued share purchase warrants (the “Warrants”) with current expiry dates from August 5, 2006 to January 30, 2007. The amendments include an extension of the terms of those outstanding Warrants that are set to expire prior to the end of the Rights Offering Period until the end of such period. No extension to the terms of Warrants expiring after that date is proposed. After the rights offering period, the exercise prices of those Warrants that remain outstanding will revert back to their original exercise prices until their expiry. Due to regulatory concerns, the Company did not proceed with the warrant amendments which results in the warrants remaining at their original exercise price and expiry dates. All of the outstanding warrants have expired as of January 30, 2007.
The current version of the Company’s Annual Information Forum (AIF) is available on the Company’s web site www.wexpharma.com and on www.sedar.com.

3/07	February 14, 2007
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
WEX REPORTS THIRD QUARTER RESULTS
Vancouver, BC (February 14, 2007) — WEX Pharmaceuticals Inc. (“WEX” or the “Company”) reported events and financial results for the three and nine month periods ended December 31, 2006. All amounts, unless specified otherwise, are in Canadian dollars.
Third Quarter Events
•
The Company concluded negotiations with the holders of its convertible debentures for more flexible repayment terms designed to relieve the Company’s current financial situation. In place of the fixed instalments presently required, WEX has agreed to pay an amount equal to 20% of the net proceeds received from all future funding events, such as share subscription proceeds, licensing fees, or milestone payments.

•
The Company had a pre-CTA/NDS (Clinical Trial Applications/New Drug Submission) meeting with Health Canada. The meeting discussed and agreed upon the study methodology of the new randomized, double-blind controlled study (TEC-006) in patients with inadequately controlled moderate to severe cancer-related pain.

•
The Company announced the official grant to the Company of patent ZL 00124517.1 by the State Intellectual Property Office of the People’s Republic of China (SIPO) under the title of “Use of Tetrodotoxin and Saxitoxin and Their Analogs in Manufacturing Analgesic Drugs for Systemic Analgesia”. This patent covers the use of tetrodotoxin (TTX), saxitoxin (STX), or their analogs for pain management.

•
Bill Chen resigned from his position as Chief Financial Officer (“CFO”) of the Company effective December 31, 2006 for personal reasons. Vaughn Balberan, the Controller of the Company, is performing the CFO duties on an acting basis. The search for a replacement is underway.

Subsequent Events
•
On January 8, 2007, the Company successfully completed a private placement for total gross proceeds of $1,575,000. These funds were raised by the Company issuing an aggregate of 8,750,000 common shares at a price of $0.18 per share, to three placees. The shares will be subject to a four-month hold period expiring May 9, 2007.

•
The Company announced that the Toronto Stock Exchange (the “TSX”) has conditionally approved certain amendments to the exercise prices and terms of 1,877,999 stock options that were previously granted to certain directors, employees and consultants who are non-insiders of the Company. These amendments to the Prior Options are intended to coincide with the Company’s planned rights offering to its existing shareholders and will only be effective if the Rights Offering proceeds. During the Rights Offering Period, the exercise prices of the Prior Options will be temporarily reduced to the greater of the Rights Exercise Price and $0.195.

•
Due to regulatory concerns, the Company will not proceed with the warrant amendments described in the Company’s Management Proxy Circular for its Annual and Special Meeting of Shareholders that took place on September 29, 2006.

Financial Results — Unaudited
For the three months ended December 31, 2006, the Company recorded a loss of $993,171 ($0.03 per common share) compared to a loss of $5.8 million ($0.17 per common share) in the three months ended December 31, 2005. The decrease in loss for the three months ended December 31, 2006, when compared to the same period in the preceding year, is attributable to expense reductions relating to discontinuing all clinical trials in March 2006, significant staff reductions, reduced amortization, the reduction of other overhead expenses. With minor revenue income, Management expects losses to continue during the coming quarters as it continues to focus its resources in an effort to further the commercialization of Tectin™.
The Company recorded a loss for the nine months ended December 31, 2006 of $3.2 million ($0.09 per common share) compared to a loss of $13.4 million ($0.38 per common share) in the nine months ended December 31, 2005. The decrease in loss for the nine months ended December 31, 2006, when compared to the same period in the preceding year, is attributable to expense reductions relating to discontinuing all clinical trials in March 2006, significant staff reductions, reduced amortization and the reduction of other overhead expenses, negotiated settlement of a liability and an increase in the estimated investment tax credit receivable. With minor revenue income, Management expects losses to continue during the coming quarters as it continues to focus its resources in an effort to further the commercialization of Tectin™.
The Company as at December 31, 2006 had cash, cash equivalents and short term investments of $1.9 million as compared to $7.9 million as at March 31, 2006.
The Company’s subsidiaries in China, Nanning Maple Leaf Pharmaceuticals Co. Ltd. (“NMLP”), and Wex Medical Limited in Hong Kong, recorded product revenues of $86,464 for the three months ended December 31, 2006, as compared to $97,751 in the same period in the previous year, or a decrease of $11,287.
Product revenues were $268,709 for the nine months ended December 31, 2006, as compared to $351,057 for the same period in the previous year, or a decrease of $82,348.
All results of operations were in line with management expectations.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements and Information
Certain statements herein may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Forward-looking statements or information appear in a number of places and can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information are subject to such risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. See our annual information form and our quarterly and annual management’s discussion and analysis for additional information on risks and uncertainties relating to the forward-looking statement and information. There can be no assurance that forward-looking statements or information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forward-looking statements or information. All forward-looking statements and information made herein, are qualified by this cautionary statement.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

WEX PHARMACEUTICALS INC.
Incorporated under the laws of Canada

CONSOLIDATED BALANCE SHEETS
[See Note 1 — Basis of Presentation]
(Unaudited, Prepared by Management)
See accompanying notes on sedar

(Expressed in Canadian Dollars)

	December 31,	March 31,
As at	2006	2006

ASSETS

Current
Cash and cash equivalents [notes 3 [a] and [c]]	$1,633,972	$7,797,673
Restricted cash	11,500	23,000
Short-term investments [notes 3 [b] and [c]]	306,065	100,000
Accounts and other receivables	448,810	598,088
Investment tax credit receivable	950,285	777,873
Inventories	60,836	69,091
Prepaid expenses, deposits and other	216,261	274,949

Total current assets	3,627,729	9,640,674

Deposits	80,952	80,952
Property and equipment [note 4]	1,976,864	2,169,309
Intangible assets [note 5]	—	—

TOTAL ASSETS	$5,685,545	$11,890,935

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities [note 10]	$1,569,783	$4,417,849
Deferred tenant inducements	8,056	8,056
Deferred revenue	187,778	187,778
Capital lease obligations [note 6]	—	—
Convertible debentures [note 7]	3,337,402	2,317,611

Total current liabilities	5,103,019	6,931,294

Deferred tenant inducements	16,113	22,155
Deferred revenue	359,911	500,743
Convertible debentures [notes 7]	—	1,850,952

Total liabilities	5,479,043	9,305,144

Commitments and contingencies [note 11]

Shareholders’ equity
Share capital [notes 8 and 13[a] and [b]]	62,766,019	62,766,019
Share subscription proceeds [note 8 [c]]	680,006	—
Equity component of convertible debentures [note 7]	488,479	725,018
Contributed surplus [note 8 [f]]	4,893,339	4,755,188
Deficit	(68,621,341)	(65,660,434)

Total shareholders’ equity	206,502	2,585,791

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$5,685,545	$11,890,935

See accompanying notes to the consolidated financial statements
On behalf of the Board:

“Edge Wang”	“Simon Anderson”
Director	Director

WEX PHARMACEUTICALS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited, Prepared by Management)
(Expressed in Canadian Dollars)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2006	2005	2006	2005
Revenue
Product sales	$86,464	$97,751	$268,709	$351,057
License fees	46,944	46,944	140,832	140,833

	133,408	144,695	409,541	491,890
Cost of goods sold — product sales	57,777	74,152	182,689	271,972

	75,631	70,543	226,852	219,918

Expenses
Research and development [notes 8[f], 9 and 10 [a]]	367,545	3,588,768	1,268,449	7,891,113
General and administrative [notes 8[f], 9 and 10 [b]]	610,987	883,977	1,788,046	3,071,135
Amortization	58,214	280,386	188,807	718,565
Severance and restructuring	—	222,595	6,167	680,067

	1,036,746	4,975,726	3,251,469	12,360,880

Operating Loss	(961,115)	(4,905,183)	(3,024,617)	(12,140,962)

Other
Interest and sundry income	17,748	102,276	101,734	296,620
Convertible debentures — interest expense [note 7]	(179,248)	(173,476)	(569,757)	(502,364)
Convertible debentures — settlement [note 7]	224,921	(830,516)	243,194	(830,516)
Foreign exchange (loss)	(95,477)	12,342	(120,393)	(249,805)
Clinical trial — settlement of accounts payable	—	—	172,393	—

	(32,056)	(889,374)	(172,829)	(1,286,065)

Loss for the period	(993,171)	(5,794,557)	(3,197,446)	(13,427,027)

Deficit, beginning of period	(67,588,954)	(53,277,920)	(65,660,434)	(45,645,450)
Equity component of convertible debentures settlement [note 7]	(39,216)	1,607,425	236,539	1,607,425

Deficit, end of period	$(68,621,341)	$(57,465,052)	$(68,621,341)	$(57,465,052)

Basic and diluted loss per share	$(0.03)	$(0.17)	$(0.09)	$(0.38)

Weighted average number of common shares outstanding	35,059,451	35,059,451	35,059,451	35,056,273

See accompanying notes on sedar

WEX PHARMACEUTICALS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, Prepared by Management)

(Expressed in Canadian Dollars)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
	2006	2005	2006	2005
OPERATING ACTIVITIES
Loss for the period	$(993,171)	$(5,794,557)	$(3,197,446)	$(13,427,027)
Adjustment for items not involving cash
Amortization	58,214	280,386	188,807	718,565
Amortization of deferred tenant inducement allowance	(2,014)	(263,502)	(6,042)	(278,704)
Loss on disposal of property and equipment	514	—	4,271	97,244
Stock-based compensation	59,144	35,195	138,151	169,265
Amortization of deferred revenue	(46,944)	(46,944)	(140,832)	(140,833)
Imputed interest expense on convertible debentures	177,738	172,262	562,185	498,722
Interest adjustment on convertible debentures settlement	—	(81,340)	—	(81,340)
Convertible debentures settlement	(224,921)	830,516	(243,194)	830,516
Foreign exchange expense (gain) on convertible debentures and property and equipment	147,196	3,292	(29,663)	(171,780)
Amortization of deferred financing costs	1,510	1,214	7,572	3,642

	(822,734)	(4,863,478)	(2,716,191)	(11,781,730)
Changes in non-cash working capital items:
Accounts and other receivables	23,425	(84,143)	149,278	3,112,434
Inventories	12,134	516	8,255	(26,296)
Investment tax credit receivable	—	(203,000)	(172,412)	(466,604)
Prepaid expenses and deposits	(78,380)	(17,035)	(13,884)	(77,512)
Accounts payable and accrued liabilities	(978,995)	1,325,736	(2,902,683)	1,467,395

Cash used in operating activities	(1,844,550)	(3,841,404)	(5,647,637)	(7,772,313)

INVESTING ACTIVITIES
(Purchase) of short term investments	(306,065)	—	(306,065)	(5,193,681)
Proceeds from short term investments	—	4,526,328	100,000	12,769,904
Deposit	—	—	65,000	125,000
Tenant inducement allowance	—	—	—	64,094
Proceeds from restricted cash	11,500	—	11,500	11,500
Purchase of property and equipment	(4,050)	—	(9,926)	(41,725)
Proceeds from disposal of property and equipment	9	(1,248)	9,292	164,569

Cash provided by (used in) investing activities	(298,606)	4,525,080	(130,199)	7,899,661

FINANCING ACTIVITIES
Proceeds from issuance of share capital, net of issuance costs	—	—	—	183,000
Proceeds from subscription applications	680,006		680,006
Repayment of convertible debentures and interest	(519,185)	(1,185,954)	(1,065,871)	(1,349,022)
Repayment of capital lease obligations	—	(1,861)	—	(41,614)

Cash (used in) provided by financing activities	160,821	(1,187,815)	(385,865)	(1,207,636)

(Decrease) increase in cash and cash equivalents	(1,982,335)	(504,139)	(6,163,701)	(1,080,288)
Cash and cash equivalents, beginning of period	3,616,307	9,657,139	7,797,673	10,233,288

Cash and cash equivalents, end of period	$1,633,972	$9,153,000	$1,633,972	$9,153,000

See accompanying notes on sedar

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEX Pharmaceuticals Inc.
Date: June 9, 2009	By:	/s/ Kwong Choo
		Name:	Kwong Choo
		Title:	Chief Financial Officer